Exhibit 99.19

March 30, 2011

CONSENT OF GEORGE EVEN

United States Securities and Exchange Commission

Gentlemen:

In connection with Silver Wheaton Corp.’s (the ‘Company’) Annual Report on Form 40-F for the year ended December 31, 2010 (the ‘Annual Report’), I, George Even, MAusIMM, Principal Partner (SRK Consulting (Chile), S.A.), hereby consent to the inclusion in, or incorporation by reference into, the Annual Report and the Company’s Registration statement on Form S-8 (File No. 333-128128), of the following:

1.	Geological review of the Pascua-Lama Project;
2.	Technical report dated October 28, 2009, entitled “Amended NI 43-101, Technical Report, Pascua-Lama Project, Region III, Chile / San Juan Province, Argentina” addressed to Silver Wheaton Corp.

Yours truly,

/s/ George Even
George Even, MAusIMM
Principal Partner
SRK Consulting (Chile), S.A.